NO ACT

PG
1-24-11



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANC



11005649

January 25, 2011

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-25-11

John A. Godfrey
Executive Vice President,
General Counsel and Secretary
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148

Re: Pinnacle Entertainment, Inc.

Dear Mr. Godfrey:

This is in regard to your letter dated January 24, 2011 concerning the shareholder proposal submitted by Unite Here for inclusion in Pinnacle's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Pinnacle therefore withdraws its January 6, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Matt S. McNair
Attorney-Adviser

cc: Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676



8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148
T 702.541.7777 F 702.541.7677 www.pnkinc.com

VIA ELECTRONIC MAIL
(shareholderproposals@sec.gov)
AND FEDERAL EXPRESS

January 24, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pinnacle Entertainment, Inc.
Withdrawal of No-Action Request Regarding the Stockholder Proposal of UNITE HERE
Exchange Act of 1934 – Rule 14a-8

Dear Ladies and Gentlemen:

On January 6, 2011, Pinnacle Entertainment, Inc., a Delaware corporation (the "Company"), submitted to the staff of the Division of Corporation Finance (the "Staff") a no-action request (the "No-Action Request") relating to the Company's ability to exclude from its proxy materials for its 2011 Annual Meeting of Stockholders a stockholder proposal (the "Proposal").

The Proposal states:

"RESOLVED, that Pinnacle Entertainment, Inc. shareholders request our board take the steps necessary so that to the extent permitted by law, each shareholder voting requirement in our bylaws requiring a greater than simply majority vote be changed to a majority of the votes cast for and against the proposal. This includes each 66 2/3% supermajority provision in our bylaws."

The Proposal was submitted by UNITE HERE (the "Proponent") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended. The No-Action Request sets forth the basis for our view that the Proposal is excludable under Rule 14a-8(i)(10).

Enclosed is a letter from the Proponent confirming its withdrawal of the Proposal. See Exhibit A. Accordingly, in reliance on the letter attached hereto as Exhibit A, we hereby withdraw the No-Action Request.

If we can be of any further assistance in this matter, please do not hesitate to contact me at 702-541-7777.

Sincerely,



John A. Godfrey,
Executive Vice President, General
Counsel and Secretary

cc: Ms. Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

Exhibit A

UNITE HERE!

LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

January 11, 2010

John A. Godfrey
Secretary
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148

By Mail and E-mail

Dear Mr. Godfrey:

We have been informed that the Board of Directors of Pinnacle Entertainment, Inc. voted on January 5, 2011 to remove the supermajority vote requirement contained in the Company's Bylaws. We are pleased with the Board's decision to increase the rights of shareholders by adopting a simple majority vote requirement. In light of the action of the Board, UNITE HERE requests our shareholder proposal submitted on December 13. 2010 be withdrawn.

Sincerely,



Kate O'Neil
Research Analyst

cc: Office of Chief Counsel. Division of Corporate Finance, U.S. Securities and Exchange Commission



8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148
T 702.541.7777 F 702.541.7677 www.pnkinc.com

VIA ELECTRONIC MAIL
(shareholderproposals@sec.gov)
AND FEDERAL EXPRESS

January 6, 2011

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Pinnacle Entertainment, Inc.
Securities Exchange Act of 1934 – Rule 14a-8
Stockholder Proposal Submitted by UNITE HERE

Dear Ladies and Gentlemen:

Pinnacle Entertainment, Inc., a Delaware corporation (the "Company"), is filing this letter to notify the U.S. Securities and Exchange Commission (the "Commission") that the Company intends to omit from its proxy statement and form of proxy for its 2011 annual meeting of stockholders (collectively, the "2011 Proxy Materials") a stockholder proposal (the "Proposal") and statements in support thereof received on December 13, 2010 from Kate O'Neil on behalf of UNITE HERE (the "Proponent").

The Company hereby respectfully requests that the Staff of the Commission's Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against the Company if it omits the Proposal from the 2011 Proxy Materials on the ground that the Company has substantially implemented the Proposal within the meaning of Rule 14a-8(i)(10).

Pursuant to Rule 14a-8(j), we have:

• filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2011 Proxy Materials with the Commission; and

• concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

"RESOLVED, that Pinnacle Entertainment, Inc. shareholders request our board take the steps necessary so that to the extent permitted by law, each shareholder voting requirement in our bylaws requiring a greater than simply majority vote be changed to a majority of the votes cast for and against the proposal. This includes each 66 2/3% supermajority provision in our bylaws."

A copy of the Proposal, as well as related correspondence with the Proponent, is attached hereto as Exhibit A.

BASIS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(i)(10) because the Proposal has been substantially implemented.

The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be excluded from its 2011 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has substantially implemented the Proposal.

Prior to January 5, 2011, the only provision of the Company's Restated Bylaws (the "Bylaws") that required greater than a simple majority vote of stockholders of the Company was Article IX (Amendments) of the Bylaws, which provided that the adoption, amendment or repeal of any provisions of the Bylaws by stockholders required the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors.

At its January 5, 2011 meeting, the Company's Board of Directors (the "Board") considered and approved amendments to the Bylaws (the "Bylaw Amendment") removing from the Bylaws the provision requiring a supermajority vote of the stockholders of the Company for the adoption, amendment or repeal of any provisions of the Bylaws by stockholders, thereby eliminating the only stockholder voting requirement in the Bylaws that requires greater than simple majority vote. For the Staff's reference, Exhibit B to this letter contains a marked version of Article IX (Amendments) of the Bylaws indicating changes made by the Bylaw Amendment.

Rule 14a-8(i)(10) permits a company to exclude a stockholder proposal from its proxy materials "if the company has already substantially implemented the proposal." The Commission has stated that the proposal need not be implemented in full or precisely as presented by the proponent. See Exchange Act Release No. 20091 at II.E.6 (Aug. 16, 1983). Substantial implementation under Rule 14a-8(i)(10) requires a company's actions to have addressed both the proposal's underlying concerns and its essential objective. See, e.g., *Exelon Corp.* (avail. Feb. 26, 2010); *Anheuser-Busch Cos., Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Johnson & Johnson* (avail. Feb. 17, 2006).

The Staff has concurred with the exclusion of virtually identical stockholder proposals as the Proposal under similar circumstances as substantially implemented under Rule 14a-8(i)(10). *See Celgene Corp.* (avail. Apr. 5, 2010) (in which the company had replaced the only remaining supermajority voting requirement in its bylaws with a requirement of a majority of the shares entitled at the time to vote for the election of directors); *Express Scripts, Inc.* (avail. Jan. 28, 2010) (in which the company had replaced the only remaining supermajority voting requirement in its bylaws with a requirement of a majority of the voting power of the stock issued and outstanding and entitled to vote).

As noted above, following the adoption of the Bylaw Amendment, there are no stockholder voting requirements in the Bylaws requiring greater than simple majority vote remaining to be changed at the request of the Proposal. As a result, the Company has substantially implemented the Proposal. Accordingly, the Company respectfully submits that it may omit the Proposal from its 2011 Proxy Materials in accordance with Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing analysis, the Company hereby respectfully requests that the Staff concur that it will take no action if the Company omits the Proposal from its 2011 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to contact me at 702-541-7777.

Sincerely,



John A. Godfrey,
Executive Vice President, General
Counsel and Secretary

cc: Ms. Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676

Exhibit A

UNITE HERE!

LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 13, 2010

John A. Godfrey
Secretary
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148

By Certified Mail, Facsimile, and E-mail

Dear Mr. Godfrey:

I am submitting the enclosed shareholder proposal by UNITE HERE for inclusion in the proxy statement and form of proxy relating to the 2011 Annual Meeting of Stockholders of Pinnacle Entertainment, Inc., pursuant to Rule 14a-8.

I am the authorized agent of UNITE HERE, which has continuously held 330 shares of the Company's securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. I also wish to affirm that UNITE HERE intends to hold the same shares continuously through the date of the Company's 2011 Annual Meeting of Stockholders. We will be in attendance to present our proposal at the 2011 Annual Meeting.

If you need to reach me regarding this proposal, please use the contact information under my name above. Thank you for your attention to this matter.

Sincerely,

Kate O'Neil
Research Analyst

Enclosure: Shareholder Proposal by UNITE HERE

Shareholder Proposal Requesting that Pinnacle Entertainment, Inc. Adopt a Simple Majority Vote Standard

RESOLVED, that Pinnacle Entertainment, Inc. shareholders request our board take the steps necessary so that to the extent permitted by law, each shareholder voting requirement in our bylaws requiring a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal. This includes each 66 2/3% supermajority provision in our bylaws.

Supporting Statement

The ability of shareholders to exercise their rights is fundamental to good corporate governance, including the ability of shareholders to enact bylaw amendments or take other action by a majority of shares outstanding. Currently, Pinnacle has a supermajority (66 2/3%) requirement for bylaw amendments, allowing a 1% minority to block the will of a 66% shareholder majority. A simple majority of shareholder votes should be sufficient to mandate changes to the Company's bylaws.

This proposal topic has been supported by a majority of shareholders of the companies at which it has been proposed in recent years. The proxy advisory service ISS reported that proposals to repeal supermajority voting requirements won 70.5% support of shareholders in 2009 and 73.7% in 2010. Companies where shareholders have recently passed this reform include Goldman Sachs, McGraw-Hill, and Macy's.

The merits of this proposal should also be considered in the context of recent decisions made by the board and management:

- In 2010, Pinnacle surrendered potentially lucrative gaming licenses in Lake Charles, LA and St. Louis, MO.

- The Company is instead pursuing a risky new development project in Baton Rouge, a market that has seen declining gaming revenue each year since 2007. Analysts estimate that Pinnacle must generate annual gaming revenue of $150 million in order to see a 10-15% return on investment (Bank of America Merrill Lynch. *Pinnacle Entertainment: Meeting with Management and BR Update.* September 28, 2010). That is three-quarters of the total revenue currently generated by the two existing casinos in Baton Rouge.

- PNK stock has fallen from over $37 in 2006 to a just over $14 in 2010.

We urge all shareholders to vote FOR this proposal.


PINNACLE
ENTERTAINMENT

8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148
T 702.541.7777 F 702.541.7677 www.pnkinc.com

December 16, 2010

BY CERTIFIED MAIL, FACSIMILE AND E-MAIL

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Facsimile: (662) 363-3642
E-mail: koneil@unitehere.org

Re: Shareholder Proposal of UNITE HERE for Pinnacle Entertainment, Inc.'s 2011 Annual Meeting of Stockholders

Dear Ms. O'Neil:

I am writing on behalf of Pinnacle Entertainment, Inc. (the "Company"), which received on December 13, 2010, the shareholder proposal you submitted on behalf of UNITE HERE for consideration at the Company's 2011 Annual Meeting of Stockholders (the "Proposal"). The cover letter accompanying the Proposal indicates that communications regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to UNITE HERE's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. The Company's stock records do not indicate that UNITE HERE or UNITE HERE! Local 2262 is the record owner of sufficient shares to satisfy this requirement. In addition, we have not received proof that UNITE HERE has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, UNITE HERE must submit sufficient proof of its ownership of the requisite number of Company shares as of the date the Proposal was submitted. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of UNITE HERE's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, UNITE HERE continuously held the requisite number of Company shares for at least one year; or

- if UNITE HERE has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting its ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in ownership level and a written statement that UNITE HERE held the required number of shares for the one-year period as of the date of the statement.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Pinnacle Entertainment, Inc., 8918 Spanish Ridge Avenue, Las Vegas, Nevada 89148. Alternatively, you may transmit any response by facsimile to me at (702) 541-7773.

If you have any questions with respect to the foregoing, please contact me at (702) 541-7777. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Elliot D. Hoops
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148
Telephone: 702-541-7777
Facsimile: 702-541-7773

Enclosure

UNITE HERE!
LOCAL 2262

Kate O'Neil
Research Analyst
UNITE HERE
P.O. Box 667
Tunica, MS 38676
Tel: (662) 363-1882
Fax: (662) 363-3642
koneil@unitehere.org

December 30, 2010

By Certified Mail and Facsimile

Elliot D. Hoops
Vice President and Corporate Counsel
Pinnacle Entertainment, Inc.
8918 Spanish Ridge Avenue
Las Vegas, NV 89148

Re: Shareholder Proposal of UNITE HERE for Pinnacle Entertainment, Inc.'s 2011 Annual Meeting of Stockholders

Dear Mr. Hoops:

As stated in the letter enclosed with our shareholder proposal, UNITE HERE has continuously held 330 shares of Pinnacle Entertainment, Inc.'s securities entitled to be voted on the proposal at the meeting for at least one year as of the date of submitting the proposal. At no time in the past year has the value of UNITE HERE's holdings in the Company dropped below $2,000. We intend to hold the shares at least until the date of the 2011 Annual Meeting.

Enclosed is the letter from our broker confirming UNITE HERE's ownership of shares in Pinnacle Entertainment, Inc. A copy of this letter was also enclosed with our proposal. In addition I have enclosed copies of monthly broker statements reporting our ownership of shares in the Company for the twelve months prior to our proposal submission.

If you have additional questions regarding our ownership of the requisite number of shares, you may contact James McClelland, our broker:

James McClelland
Morgan Stanley Smith Barney
590 Madison Avenue
11th Floor
New York, NY 10022
(800) 544-1544

Or you may contact Marty Leary, UNITE HERE's Deputy Director of Capital Stewardship:

Marty Leary
UNITE HERE
1775 K St. NW, Ste. 620
Washington, DC 20006
540-631-9404 - direct
703-608-9428 - cell

Sincerely,



Kate O'Neil
Research Analyst

cc: Andrew Kahn, Marty Leary, James McClelland

Enclosure

MorganStanley
SmithBarney

December 13, 2010

To Whom It May Concern:

Please note that Unite here is the beneficial owner of 330 shares of Pinnacle Entertainment (PNK). Stock was purchased on the following dates: 110 shares on 12/19/06, 220 shares on 11/20/09, and is still long in the account as of December 10, 2010.

If you need anything else please feel free to contact me.

Sincerely,

Tom Wagner

Pages 19 through 44 redacted for the following reasons:

- -

FISMA & OMB Memorandum M-07-16

Exhibit B

ARTICLE IX- AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws~~; provided, however, that, with respect to the powers of holders of capital stock to adopt, amend and repeal Bylaws of the Corporation, notwithstanding~~. Notwithstanding any other provision of these Bylaws ~~or any provision of law~~ which might otherwise permit a lesser vote ~~or no vote, but in addition to any affirmative vote of the holders of any particular class or series of the capital stock of the Corporation required by law, these Bylaws or any preferred stock.~~, these Bylaws may also be amended, repealed or adopted by the affirmative vote of the holders of ~~at least 66 2/3%~~a majority of the voting power of ~~all of~~ the ~~then~~ capital stock issued and outstanding ~~shares~~and entitled to vote ~~generally in the election of directors, voting together as a single class, shall be required to adopt, amend or repeal any provision of these Bylaws.~~thereon.